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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934	OMB APPROVAL OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response. . 6.20

For the month of October, 2004

Commission File Number: 333-116083

XYRATEX LTD

(Translation of registrant's name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☐

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD (Registrant)
Date	October 15, 2004	By:	/s/ Steve Barber
(Signature)* Chief Executive Officer

*
Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NEWS RELEASE

For Immediate Release

        Xyratex Ltd today released the following financial information for the third quarter, ending August 31, 2004:

  •
  Management's Discussion and Analysis of Financial Condition and Results of Operations—page 2.

  •
  Unaudited condensed consolidated financial statements—page 16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission (File No. 333-116083). In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

        We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure.

        We sell our Storage and Network Systems products exclusively to OEMs and our Storage Infrastructure products directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2003 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 45%, 22% and 11% of our revenues, respectively. For the nine months ended August 31, 2004, sales to these customers accounted for 83% of our revenues. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of August 31, 2004, we had over 100 customers.

        In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consists of $6.6 million of initial consideration and $22.4 million of deferred consideration ($20.4 million of which is dependent on future revenue generated by this business). We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

        On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1.3 million plus future royalty payments of which $1.2 million is based on the achievement of certain product delivery milestones and further amounts up to $16.0 million are based on forty to sixty percent of operating profit for the four years ending November 30, 2008.

Initial Public Offering and Equity Compensation Expense

        On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds were $56.0 million and net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million. On this date in order to facilitate the listing of our common shares on the NASDAQ National Market, Xyratex Ltd, a Bermuda company, became the parent company of our business through an exchange by Xyratex Group Limited shareholders of their shares in Xyratex Group Limited, our previous parent company, for common shares of Xyratex Ltd. Xyratex Ltd was formed in April 2002 and prior to the offering has had no operations.

        In our fiscal quarter ended August 31, 2004 as a consequence of the initial public offering we recorded a non-cash equity compensation expense of $180.5 million, of which $0.5 million related to the vesting of share and option awards subsequent to the IPO. The equity compensation expense of $180.5 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. The expense is calculated as the difference between the initial public offering price of $14.00 per share and the original amount paid by our employees for the 10.6 million shares or the exercise price for the 3.8 million unexercised options that they hold to the extent that they are vested. The amount paid for these shares and the exercise price for these options totals $18.1 million. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited's class A preferred ordinary shares as well as some of the share options was the completion date of the initial public offering since the transferability restrictions associated with the shares lapsed on that date. When the transferability restrictions lapse, the number of shares that an employee is entitled to receive as well as the option or purchase price are known. Prior to this date the number of shares or options that an employee is entitled to receive is not known since an employee cannot sell or transfer the shares or options to a third party or require us to repurchase the shares or options.

        This compensation expense is recorded as cost of revenues, research and development expense or selling, general and administrative expense, in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees. We accordingly recorded a substantial operating and net loss in the three and nine month periods ended August 31, 2004.

        Part of this expense will relate to U.K. share options, the value of which was potentially subject to continuing variability based on the difference between the option exercise price and the quoted market price of our shares at the end of each fiscal quarter. As part of our offering we amended our U.K. share option plans to statutorily transfer our U.K. tax liability to the employee and this eliminated the potential for adjustments to this equity compensation expense at the end of each quarterly period.

        In future fiscal quarters we expect to record further equity compensation charges related to 0.3 million share awards and 0.3 million option awards totaling $2.6 million. The $2.6 million is calculated based on the unvested portion of the options and shares less any amounts paid for the shares or the exercise price for the options and will be recognized over the next four years, in accordance with the vesting of these share and option awards.

Revenues

        We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

        Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers, Network Attached Storage or NAS, Storage Area Networks or SAN and, more recently, Nearline storage. We have seen strong growth in the NAS segment over the past two fiscal years, particularly through Network Appliance, our main customer addressing this marketplace and this growth has continued in our 2004 fiscal year. Our revenue from the SAN segment has shown more limited growth, but we believe this rate of growth has been in line with the rate of growth in the SAN market.

        Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues, primarily through sales to Seagate and Western Digital. We supply three main product lines in this segment, production test systems, servo track writers and, following our acquisition of the business of ZT Automation LLC, we now supply automation technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions of our customers.

        Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that a delivery arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably certain that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

        We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering. Revenues for non-recurring engineering under these contracts have been recognized upon the achievement of agreed project milestones and amounted to $1.1 million in the nine months ended August 31, 2004 and $1.7 million in our 2003 fiscal year.

        We believe that both of our business segments present the opportunity for growth in the near-term. We are seeing growth in demand from our customers which we believe relates to factors including increased information technology spending, growth in the markets which our customers address, the trend towards outsourcing and the market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by volume growth of and technology improvements to disk drives.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. Our gross margins for our Storage and Network Systems products tend to be lower than the margins of our other products. To the extent our revenues from our Storage and Network Systems products continue to grow relative to our other products and services, we expect that our gross profit will decrease as a percentage of revenues. Our gross margins in this segment improved in our 2003 fiscal year and we will seek to continue to improve our gross margins in this business segment by delivering higher value-added products to our customers.

Research and Development

        Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. These expenses have increased over the last three years, reflecting our continuing commitment to developing products based on advanced technologies and designs. We expense research and development costs as they are incurred. As of August 31, 2004, approximately 33% of our employees were engaged in our research and development activities. We anticipate that this level of research and development commitment will continue.

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2003 fiscal year our research and development expenses were spread over approximately 30 separate projects relating to improving existing products, meeting customer specific requirements and entering new markets. We have increased our expenditure in each of these areas in our 2004 fiscal year.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have grown over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect this trend to continue and in addition, following our initial public offering, we are incurring additional expenses of approximately $3.0 million in connection with operating as a public company, particularly an increase in directors and officers' insurance expense. Excluding equity compensation expenses, in recent years, our expenses for sales, general and administrative functions have declined as a percentage of our revenues. As our business continues to grow, we expect this trend to continue.

Provision for Income Taxes

        We are subject to taxation in the United Kingdom, the United States and Malaysia. Substantially all of our Malaysian operations benefit from "high-tech pioneer" status which provides us with a zero tax rate provided that we meet certain requirements. This status is due to expire in March 2007 and to the extent we repatriate profits from Malaysia to the United Kingdom they may be subjected to U.K. taxation upon the expiry of the international tax treaty between Malaysia and the United Kingdom in December 2005. As of November 30, 2003, we had a loss carryforward of $31.4 million in the United Kingdom. As a result of our projections for taxable income in the United Kingdom increasing significantly, the valuation allowance relating primarily to the U.K. loss carryforwards was released at the end of our 2003 fiscal year. This reversal of the U.K. related deferred tax valuation allowance has resulted in us recording a significantly increased income tax expense in the nine months ended August 31, 2004 and this is expected to continue in future periods. We would expect to see a further increase in our income tax expense in our 2006 fiscal year as a result of the expiry of the international tax treaty between Malaysia and the United Kingdom.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended August 31		Nine Months Ended August 31
	2004	2003	2004	2003
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues—non cash equity compensation	6.8	—	2.3	—
Cost of revenues—other	77.3	78.2	77.1	78.0
Gross profit	15.9	21.8	20.6	22.0
Operating expenses:
Research and development:
Development arrangement	—	—	(1.8)	—
Non cash equity compensation	20.8	—	7.0	—
Other	8.4	10.1	7.8	8.2
Selling, general and administrative:
Non cash equity compensation	118.3	—	39.7	—
Other	6.6	6.6	5.9	6.1
Amortization of intangible assets	0.3	—	0.2	—
Other costs	0.6	—	0.8	—
Operating income (loss)	(139.1)	5.1	(39.0)	7.7
Net income (loss) from continuing operations	(140.6)%	3.8%	(40.5)%	7.1%

Three Months Ended August 31, 2004 Compared to Three Months Ended August 31, 2003

        The following is a tabular presentation of our results of operations for the three months ended August 31, 2004 compared to the three months ended August 31, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non cash equity compensation expense is set out above.

	Three Months Ended August 31		Increase/(Decrease)
	2004	2003	Amount	%
Revenues:
Storage and Network Systems	$82,030	$52,575	$29,455	56.0%
Storage Infrastructure	32,876	20,145	12,731	63.2

Total revenues	114,906	72,720	42,186	58.0
Cost of revenues—non cash equity compensation	7,791	—	7,791	—
Cost of revenues—other	88,848	56,852	31,996	56.3
Gross profit:
Storage and Network Systems	14,399	10,391	4,008	38.6
Storage Infrastructure	11,659	5,477	6,182	112.9
Non cash equity compensation	(7,791)	—	(7,791)	—

Total gross profit	18,267	15,868	2,399	15.1
Operating expenses:
Research and development—non cash equity compensation	23,876	—	23,876	—
Research and development—other	9,660	7,380	2,280	30.9
Selling, general and administrative—non cash equity compensation	135,885	—	135,885	—
Selling, general and administrative—other	7,538	4,809	2,729	56.7
Amortization of intangible assets	378	—	378	—
Other costs	726	—	726	—

Operating income (loss)	(159,796)	3,679	(163,475)	—
Interest income, net	77	32	45	—
Provision for income taxes	1,836	949	887	—

Net income (loss) from continuing operations	$(161,555)	$2,762	$(164,317)	—%

  Revenues

        The 58.0% increase in our revenues in the three months ended August 31, 2004 compared to the three months ended August 31, 2003 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

        Of the $29.5 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $12.0 million related to growth in sales of our storage subsystem products addressing the NAS market segment and that $15.0 million was contributed by new products incorporating low-cost disk drives which address the newly emerging Nearline storage market segment. The Nearline storage segment addresses the growing trend of replacing magnetic tape systems with disk storage systems for faster back-up and retrieval processes. We believe the growth in demand in the NAS segment reflects an improved business environment, growth in the NAS market segment and the incorporation of advanced switching capability into certain of our products.

        The $12.7 million increase in revenues from sales of Storage Infrastructure products included increases of $3.7 million and $2.7 million in revenues from the sale of servo track writers and production test systems respectively, and also reflected the inclusion in the quarter ended August 31, 2004 of revenues of $6.3 million from sales of automation technology following the acquisition of the business of ZT Automation LLC on February 23, 2004. The increases in sales of servo track writers and production test systems relate primarily to the timing of the requirements of our major disk drive customers for these products. As described above, our revenues from our Storage Infrastructure products are subject to significant quarterly fluctuations resulting from our major customers' capital expenditure decisions.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in the three months ended August 31, 2004 compared to the three months ended August 31, 2003 was primarily related to our growth in revenues. As a percentage of revenues, excluding the non cash equity compensation expense, our gross profit was 22.7% in the three months ended August 31, 2004 compared to 21.8% for the three months ended August 31, 2003. This reflects an increase in the gross margin for our Storage Infrastructure products offset by a decrease in the gross margin for our Storage and Network Systems products. The gross margin for our Storage and Network Systems products decreased to 17.6% in the three months ended August 31, 2004 from 19.8% in the three months ended August 31, 2003. The higher margin in the third quarter of 2003 primarily related to a specific pricing adjustment for a major customer. The margin was also lower as a result of changes in product mix, particularly the increasing proportion of the lower margin products addressing the NAS and Nearline market segments, partially offset by component cost savings and operating efficiencies associated with the higher volumes. The gross margin for Storage Infrastructure products increased to 35.5% in the three months ended August 31, 2004 from 27.2% in the three months ended August 31, 2003, primarily as a result of a change in product mix, including a larger proportion of higher margin component shipments relative to integrated system shipments and the relatively higher margins for the automation products. The overall change in gross margin benefits from approximately $1.4 million of component cost reductions.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non cash equity compensation charge of $7.8 million for the three months ended August 31, 2004 and nil for the three months ended August 31, 2003. See Note 13 to the unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

  Research and Development—other

        The $2.3 million increase in other research and development expense in the three months ended August 31, 2004 compared to the three months ended August 31, 2003 primarily reflected increased investment of approximately $1.5 million in a number of projects to enhance and test the technology content of our storage subsystems, particularly for our RAID product line. In addition, $0.3 million of this increase relates to automation technology, following the acquisition of the business of ZT Automation LLC.

  Selling, General and Administrative—other

        The $2.7 million increase in our selling, general and administrative expense in the three months ended August 31, 2004 compared to the three months ended August 31, 2003 includes $0.5 million related to automation technology following the acquisition of the business of ZT Automation LLC, $0.7 million related to exchange differences on the retranslation of U.K. pound net liabilities, a $0.4 million increase in expense related to annual staff performance bonuses and a $0.3 million increase in insurance costs following the IPO. Otherwise the increase relates primarily to an increase in the number of employees engaged in sales and marketing activities in support of actual and planned growth in the number of OEM customers.

  Amortization of Intangible Assets

        The amortization of intangible assets in the three months ended August 21, 2004 relates to the acquisition of the business of ZT Automation LLC in February 2004 and is based on preliminary independent appraisals of the fair values of the acquired assets and liabilities.

  Other Costs

        In the three months ended August 31, 2004 we incurred costs of $0.7 million related to our initial public offering, consisting of professional fees.

  Provision for Income Taxes

        During the three months ended August 31, 2004, the provision for income taxes increased compared with the three months ended August 31, 2003 by $0.9 million as a result of the increase in income from continuing operations before income taxes and non cash equity compensation.

  Net Income (Loss) from Continuing Operations

        The recording of a net loss from continuing operations for the three months ended August 31, 2004 compared to net income for the three months ended August 31, 2003 resulted primarily from non cash equity compensation expense. Factors set out above, including increases in operating expenses, the provision for income taxes and the other costs also contributed to the net loss. The effects of these were offset by factors set out above including, in particular, the increase in our revenues which resulted in part from the contribution of automation technology following the acquisition of the business of ZT Automation LLC and the increased gross margins.

Nine Months Ended August 31, 2004 Compared to Nine Months Ended August 31, 2003

        The following is a tabular presentation of our results of operations for the nine months ended August 31, 2004 compared to the nine months ended August 31, 2003. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non cash equity compensation expense is set out above.

	Nine Months Ended August 31		Increase/(Decrease)
	2004	2003	Amount	%
Revenues:
Storage and Network Systems	$234,256	$154,049	$80,207	52.1%
Storage Infrastructure	108,057	80,357	27,700	34.5

Total revenues	342,313	234,406	107,907	46.0

Cost of revenues—non cash equity compensation	7,791	—	7,791	—
Cost of revenues—other	264,107	182,778	81,329	44.5
Gross profit:
Storage and Network Systems	42,020	27,363	14,657	53.6
Storage Infrastructure	36,186	24,265	11,921	49.1
Non cash equity compensation	(7,791)	—	(7,791)	—

Total gross profit	70,415	51,628	18,787	36.4
Operating expenses:
Research and development—development arrangement	(6,000)	—	(6,000)	—
Research and development—non cash equity
compensation	23,876	—	23,876	—
Research and development—other	26,832	19,268	7,564	39.3
Selling, general and administrative—non cash equity compensation	135,885	—	135,885	—
Selling, general and administrative—other	20,121	14,216	5,905	41.5
Amortization of intangible assets	772	—	772	—
Other costs	2,589	—	2,589	—

Operating income (loss)	(133,660)	18,144	(151,804)	—
Interest income (expense), net	905	(194)	1,099	—
Provision for income taxes	5,872	1,293	4,579	—

Net income (loss) from continuing operations	$(138,627)	$16,657	$(155,284)	—%

  Revenues

        The 46.0% increase in our revenues in the nine months ended August 31, 2004 compared to the nine months ended August 31, 2003 was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

        Of the $80.2 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $38.0 million related to growth in sales of our storage subsystem products addressing the NAS market segment and that $38.0 million was contributed by new products incorporating low-cost disk drives which address the newly emerging Nearline storage market segment. We believe the growth in demand in the NAS segment reflects an improved business environment, growth in the NAS market segment and the incorporation of advanced switching capability into certain of our products.

        The $27.7 million increase in revenues from sales of Storage Infrastructure products included an increase of $21.9 million in sales of production test systems, a decline of $10.3 million in sales of servo track writers and the contribution of revenues of $16.1 million from sales of automation technology following the acquisition of the business of ZT Automation LLC on February 23, 2004. The increase in the sales of production test systems reflected the requirements of our major customers for additional manufacturing capacity, partly to support their new product introductions. Sales of servo track writers were higher in the first nine months of our 2003 fiscal year than in the first nine months of our 2004 fiscal year partly because of equipment replacement by one of our major customers. As described above, our revenues from our Storage Infrastructure products are subject to significant quarterly fluctuations resulting from our major customers' capital expenditure decisions.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in the nine months ended August 31, 2004 compared to the nine months ended August 31, 2003 was primarily related to our growth in revenues. As a percentage of revenues, excluding non cash equity compensation expense, our gross profit increased to 22.9% in the nine months ended August 31, 2004 from 22.0% for the nine months ended August 31, 2003 reflecting increased gross margins for both of our segments partially offset by a 0.3% decrease attributable to the increased proportion of revenues from the sales of lower margin Storage and Network systems products. The gross margin for our Storage and Network Systems products was substantially unchanged at 17.9% in the nine months ended August 31, 2004 compared to 17.8% in the nine months ended August 31, 2003. The positive effects of component cost savings and operating efficiencies associated with the higher volumes were partially offset by changes in product mix, particularly the increasing proportion of the lower margin products addressing the NAS and Nearline market segments. The gross margin for Storage Infrastructure products increased to 33.5% in the nine months ended August 31, 2004 from 30.2% in the nine months ended August 31, 2003 primarily as a result of relatively higher margins for the automation products. The overall change in gross margin benefits from approximately $4.0 million of component cost reductions.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non cash equity compensation charge of $7.8 million for the nine months ended August 31, 2004 and nil for the nine months ended August 31, 2003. See Note 13 to the unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

  Research and Development—Development Arrangement

        In our 2002 fiscal year, as part of an alliance arrangement with a supplier, Chaparral Network Storage Inc, we loaned $6.0 million and paid other amounts totaling $1.8 million in connection with the development of RAID controller components to be included in certain of our products. Because we believed that the repayment of these amounts was dependent on the successful efforts of the related research and development, the amounts were recorded as expense in 2002.

        In February 2004, Dot Hill Systems Corp acquired Chaparral and, based on the financial position of Dot Hill, we determined that the $6.0 million loan plus $0.9 million of accrued interest was collectible. Accordingly, we have recorded a reduction in research and development expenses and interest costs for these amounts in the nine months ended August 31, 2004. We do not believe that the other payment of $1.8 million will have any significant future benefit. In August 2004, Dot Hill repaid the loan and accrued interest in full.

  Research and Development—Other

        The $7.6 million increase in other research and development expenses in the nine months ended August 31, 2004 compared to the nine months ended August 31, 2003 primarily reflected increased investment of approximately $4.1 million in a number of projects to enhance and test the technology content of our storage subsystems, particularly for our RAID product line. In addition, $1.3 million of this increase relates to the development of silicon-based switch architecture following the purchase of related intellectual property in 2002 and $0.8 million relates to automation technology following the acquisition of the business of ZT Automation LLC.

  Selling, General and Administrative

        The $5.9 million increase in our selling, general and administrative expense in the nine months ended August 31, 2004 compared to the nine months ended August 31, 2003 includes a $1.3 million increase in the exchange loss on the retranslation of U.K. pound net liabilities, $1.3 million related to automation technology following the acquisition of the business of ZT Automation LLC, and a $0.3 million increase in insurance costs following the IPO. The remaining increase generally reflects the growth in our business, including $1.6 million attributable to an increase in the number of employees engaged in sales and marketing activities in support of actual and planned growth in the number of our OEM customers.

  Amortization of Intangible Assets

        The amortization of intangible assets in the nine months ended August 31, 2004 relates to the acquisition of the business of ZT Automation LLC in February 2004 and is based on preliminary independent appraisals of the fair values of the acquired assets and liabilities.

  Other Costs

        In the nine months ended August 31, 2004 we incurred costs of $2.6 million related to our initial public offering, consisting of professional fees.

  Interest Income (Expense), Net

        We recorded net interest income of $0.9 million in the nine months ended August 31, 2004 compared to a net interest expense of $0.2 million in the nine months ended August 31, 2003. The interest income relates primarily to the recognition of $1.1 million interest accrued on the loan made to a supplier as part of the development arrangement described above.

  Provision for Income Taxes

        For the nine months ended August 31, 2003 a full valuation allowance had been recorded against the deferred tax asset relating principally to U.K. net operating loss carryforwards and therefore the provision included only taxable income related to our Malaysian and U.S. operations. During the nine months ended August 31, 2004, the provision for income taxes increased compared with the prior period by $4.7 million due to an increase in income from continuing operations before income taxes and non cash equity compensation in the nine months ended August 31, 2004 and by $2.5 million as a result of a reduction in the valuation allowance in the United Kingdom in the nine months ended August 31, 2003 due to the utilization of net operating loss carry forwards. The increase in tax expense was partially offset by $1.8 million due to the fact that the $6.0 million benefit relating to the development arrangement with a supplier did not give rise to a tax provision and the inclusion of an exchange gain of $0.8 million on the U.K. pound denominated deferred tax asset in the nine months ended August 31, 2004.

  Net Income (Loss) from Continuing Operations

        The recording of a net loss from continuing operations for the nine months ended August 31, 2004 compared to net income for the nine months ended August 31, 2003 resulted primarily from non cash equity compensation expense. Factors set out above, including increases in operating expenses, the provision for income taxes and the other costs also contributed to the net loss. The effects of these were offset by factors set out above including, in particular, the increase in our revenues and the increased gross margins.

Liquidity and Capital Resources

  Cash flows

        Net cash provided by operating activities was $12.0 million for the nine months ended August 31, 2004 compared to $26.3 million in the nine months ended August 31, 2003.

        Operating cash flows in the nine months ended August 31, 2004 has been affected by underlying revenue growth. This, together with the related increases in cost of sales and operating expenses, has resulted in an increased requirement for working capital. In particular, as described in the discussion below, this has resulted in operating cash out flows related to increases in accounts receivable and inventories partly offset by increases in accounts payable.

        As described in the discussion of the results of continuing operations for the nine months ended August 31, 2004, in August 2004 a $6.0 million supplier note receivable was repaid together with accrued interest of $1.1 million. The loan had been recorded as an expense in our 2002 fiscal year and this expense was reversed the first quarter of our 2004 fiscal year. The reversal of the expense has been included as an adjustment to operating cash flows and the subsequent repayment of the loan has been included as an investing cash inflow.

        Cash provided by operating activities for the nine months ended August 31, 2004 resulted primarily from net loss from continuing operations after excluding non-cash charges of $167.6 million for equity compensation, $6.0 million for the supplier note receivable and $4.7 million for depreciation and amortization. An increase in accounts payable of $7.8 million together with a decrease in deferred income taxes of $4.1 million also contributed to cash provided by operating activities. The increase in accounts payable resulted primarily from growth in the business. The decrease in deferred income taxes resulted primarily from the usage of U.K. net operating loss carryforwards. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $7.3 million and $5.0 million respectively and decreases in employee compensation and benefits payable and deferred revenue of $3.6 million and $9.8 million respectively. The increases in accounts receivable and inventories resulted primarily from underlying sales growth. The decrease in employee compensation and benefits payable resulted primarily from the payment of 2003 fiscal year bonuses. The decrease in deferred revenue resulted from a change in payment terms with a major customer where certain payments were no longer made in advance of shipment together with a reduction in orders on hand from that customer.

        Cash provided by operating activities for the nine months ended August 31, 2003 resulted primarily from net income from continuing operations after excluding non-cash charges, increases in accounts payable, deferred revenue and other accrued liabilities also contributed to cash provided by operating activities. The increases in accounts payable and in accrued liabilities resulted from growth in the business. The increase in deferred revenue resulted from an increase orders on hand where payment had been made in advance of shipment. These positive effects were offset by an increase in inventories and a decrease in accrued compensation and benefits payable. The increase in inventories resulted primarily from growth in the business. The decrease in employee compensation and benefits payable resulted primarily from the payment of 2002 fiscal year bonuses.

        Net cash used in investing activities was $6.4 million for the nine months ended August 31, 2004 compared to $3.8 million for the nine months ended August 31, 2003. The cash used in the nine months ended August 31, 2004 comprised $6.0 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC and $6.4 million related to capital expenditure, offset by a $6.0 million repayment of a supplier note receivable. A further $2.0 million initial consideration for the ZT acquisition is payable in February 2005 and additional amounts of consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. The supplier note receivable is described in the discussion of the results of continuing operations for the nine months ended August 31, 2004. Net cash used in the nine months ended August 31, 2003 comprised mainly capital expenditure.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers. We do not anticipate any significant changes in the nature or level of our capital expenditures and currently have no material commitments for capital expenditures.

        Net cash provided by our financing activities was $49.9 million in the nine months ended August 31, 2004 compared to cash used in financing activities of $12.6 million in the nine months ended August 31, 2003. Net cash provided by financing activities in the nine months ended August 31, 2004 includes the $48.0 million net proceeds of our initial public offering described below. In addition, $4.3 million related to the issuance of ordinary shares to employees and directors in respect of share options and other share awards. These ware partially offset by the three quarterly repayments of $1.0 million under our HSBC term loan. Net cash used in financing activities in the nine months ended August 31, 2003 comprised repayments of our HSBC facilities out of positive operating cash flows.

  Liquidity

        On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds were $56.0 million and net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million.

        As of August 31, 2004, our principal sources of liquidity consisted of cash and cash equivalents of $57.5 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $16.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in September 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $10.0 million and bears interest at a rate of between 0.75% and 1.25% above LIBOR. The overdraft facility is for an aggregate principal amount of up to approximately $15.0 million and bears interest at a rate equal to 1.0% above LIBOR. As of August 31, 2004, we had no debt outstanding under our revolving line of credit or our overdraft facility except that we have used $2.0 million to provide a guarantee in respect of the deferred consideration for the acquisition of the business of ZT Automation LLC. The HSBC credit facilities provide for a security interest on substantially all of our assets.

        Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. As described above, in connection with the acquisition of the business of ZT Automation LLC we will be required to make payments of deferred consideration of up to $22.4 million of which $20.4 million is payable over approximately three years based on the revenue generated by this business. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 24 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

  Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $50 million in our 2004 fiscal year) of our non-U.S. dollar operating expenses relate to U.K. operations' payroll and other expenses. We manage our U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts. By using these forward foreign currency exchange contracts, increases or decreases in our U.K. pound operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the forward foreign currency exchange contracts. We do not hold derivative financial instruments for trading purposes.

        The forward foreign exchange contracts we held as of November 30, 2003 were designated as qualifying for hedge accounting. To the extent that these forward exchange contracts are less than our U.K. pound expenses, a change in the fair value of the derivative instrument resulting from a change in the U.S. dollar to the U.K. pound exchange rate will not completely offset the foreign currency exchange rate exposure of our U.K. pound operating expenses.

        From August 2003 until August 2004, the U.S. dollar fell by approximately 13% relative to the U.K. pound. The effect on our recorded net income has been significantly reduced because we have hedged the majority of our exposure to this exchange rate movement until November 30, 2004. Excluding other factors affecting our operating expenses, after this period we will face an increase in operating expenses of approximately $5.0 million on an annual basis relating to this historical movement in exchange rates. This amount will rise or fall with future movement in the U.S. dollar relative to the U.K. pound offset by additional forward contracts we have entered into during the nine months ended August 31, 2004.

        Since November 30, 2003, there has not been a material change to our market exposure related to foreign exchange rates.

XYRATEX LTD
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31, 2004	November 30, 2003
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$57,497	$2,008
Accounts receivable net of allowance for doubtful accounts of $175 and $371	50,275	40,866
Inventories	45,939	37,849
Prepaid expenses	4,442	2,099
Deferred income taxes	4,494	3,429
Other current assets	3,980	5,294

Total current assets	166,627	91,545
Property, plant and equipment, net	13,359	10,403
Intangible assets, net	7,507	—
Deferred income taxes	4,297	9,323

Total assets	$191,790	$111,271

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$50,591	$40,465
Acquisition note payable	2,000	—
Short-term borrowings	4,000	4,133
Customer advance	—	1,073
Employee compensation and benefits payable	8,834	12,421
Deferred revenue	3,174	9,810
Income taxes payable	540	315
Deferred income taxes	491	354
Amount payable to related party	339	—
Other accrued liabilities	10,232	8,699

Total current liabilities	80,201	77,270
Long-term debt	12,000	15,000

Total liabilities	92,201	92,270

Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,027 issued and outstanding	280	—
Ordinary Shares of Xyratex Group Limited (in thousands), par value £0.01 per share:
Class B preferred ordinary shares; 11,099 shares authorized, Nil and 11,099 shares issued and outstanding	—	169
Class A preferred ordinary shares; 16,325 shares authorized, Nil and 8,845 shares issued and outstanding	—	133
Class C ordinary shares; 2,576 shares authorized, Nil and Nil shares issued and outstanding	—	—
Additional paid-in capital	328,507	95,025
Accumulated other comprehensive income	785	2,106
Accumulated deficit	(229,983)	(78,432)

Total shareholders' equity	99,589	19,001

Total liabilities and shareholders' equity	$191,790	$111,271

The accompanying notes are an integral part of these consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended August 31,		Nine Months Ended August 31,
	2004	2003	2004	2003
	(US dollars in thousands, except per share amounts)
Revenues	$114,906	$72,720	$342,313	$234,406
Cost of revenues—non cash equity compensation	7,791	—	7,791	—
Cost of revenues—other	88,848	56,852	264,107	182,778

Total cost of revenues	96,639	56,852	271,898	182,778

Gross profit	18,267	15,868	70,415	51,628

Operating expenses:
Research and development—development arrangement	—	—	(6,000)	—
Research and development—non cash equity compensation	23,876	—	23,876	—
Research and development—other	9,660	7,380	26,832	19,268

Total research and development	33,536	7,380	44,708	19,268

Selling, general and administrative—non cash equity compensation	135,885	—	135,885	—
Selling, general and administrative—other	7,538	4,809	20,121	14,216

Total selling, general and administrative	143,423	4,809	156,006	14,216

Amortization of intangible assets	378	—	772	—
Other costs	726	—	2,589	—

Total operating expenses	178,063	12,189	204,075	33,484

Operating income (loss)	(159,796)	3,679	(133,660)	18,144
Interest income (expense), net	77	32	905	(194)

Income (loss) from continuing operations before income taxes	(159,719)	3,711	(132,755)	17,950
Provision for income taxes	1,836	949	5,872	1,293

Net income (loss) from continuing operations	(161,555)	2,762	(138,627)	16,657
Loss from discontinued operations (net of taxes of zero)	(12,924)	—	(12,924)	(254)
Loss from sale of discontinued operations (net of taxes of zero)	—	—	—	(185)

Net income (loss)	$(174,479)	$2,762	$(151,551)	$16,218

Net earnings (loss) per share—basic and diluted:
Net income (loss) from continuing operations	$(7.16)	$1.49	$(9.29)	$8.97
Loss from discontinued operations, net of income tax	(0.57)	—	(0.87)	$(0.14)
Loss from sale of discontinued operations, net of income tax	—	—	—	$(0.10)

Net earnings (loss) per share	$(7.73)	$1.49	$(10.16)	$8.73

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares (in thousands), respectively used in computing net earnings per share:
Basic and diluted	22,565	1,856	14,921	1,856

Pro forma net earnings (loss) per common share from continuing operations
Basic	$(5.97)	$0.12	$(5.59)	$0.73

Diluted	$(5.97)	$0.12	$(5.59)	$0.72

Weighted-average common shares (in thousands), used in computing the pro forma net earnings per share:
Basic	27,060	22,669	24,797	22,669

Diluted	27,060	23,146	24,797	23,164

The accompanying notes are an integral part of these consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(US dollars and amounts, in thousands)

		Xyratex Group Limited Number of Ordinary Shares				Xyratex Group Limited Par value
	Xyratex Ltd Number of Common Shares										Accumulated other comprehensive income
					Xyratex Ltd Par value				Additional paid in capital	Accumulated surplus (deficit)
		A	B	C		A	B	C				Total
Balances as of November 30, 2002		7,166	1,856	12,850		$106	$27	$200	$11,265	$(3,299)	$663	$8,962
Employee bonus paid by trust									227			227
Components of comprehensive income, net of tax:
Net income										16,218
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:											(145)
Total comprehensive income												$16,073

Balances as of August 31, 2003	—	7,166	1,856	12,850	$—	$106	$27	$200	$11,492	$12,919	$518	$25,262

		Xyratex Group Limited Number of Ordinary Shares				Xyratex Group Limited Par value
	Xyratex Ltd Number of Common Shares										Accumulated other comprehensive income
					Xyratex Ltd Par value				Additional paid in capital	Accumulated deficit
		A	B	C		A	B	C				Total
Balances as of November 30, 2003	—	8,845	11,099	—	—	$133	$169	$—	$95,025	$(78,432)	$2,106	$19,001
Issuance of Xyratex Group Limited ordinary shares		1,412		2,576		26		47	4,182			4,255
Exchange of Xyratex Group Limited ordinary shares for Xyratex Ltd common shares	23,880	(10,257)	(11,099)	(2,576)	239	(159)	(169)	(47)	136			—
Issuance of Xyratex Ltd common shares	4,147				41				48,688			48,729
Non-cash equity compensation									180,476			180,476
Components of comprehensive loss, net of tax:
Net loss										(151,551)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:											(1,321)
Total comprehensive loss												(152,872)

Balances as of August 31, 2004	28,027	—	—	—	$280	$—	$—	$—	$328,507	$(229,983)	$785	$99,589

The accompanying notes are an integral part of these consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended August 31,
	2004	2003
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing operations	$(138,627)	$16,657
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	3,890	3,562
Amortization of intangible assets	773	—
Non-cash equity compensation	167,552	—
Bonus paid by trust	—	227
Loss (gain) on sale of assets	(36)	13
Supplier note receivable	(6,000)	—
Net unrealized gain on financial instruments	(1,321)	(145)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(7,314)	339
Inventories	(5,009)	(1,751)
Prepaid expenses and other current assets	(799)	235
Accounts payable	7,775	2,432
Customer advance	(1,073)	(767)
Employee compensation and benefits payable	(3,587)	(1,233)
Deferred revenue	(9,806)	4,502
Income taxes payable	225	(699)
Deferred income taxes	4,098	93
Amount payable to related party	339	(382)
Other accrued liabilities	940	3,168

Net cash provided by operating activities	12,020	26,251

Cash flows from investing activities:
Investments in property, plant and equipment	(6,403)	(3,499)
Dispositions of property, plant and equipment	36	—
Disposal of business, net of cash disposed and costs of disposition	—	(325)
Acquisition of business, net of cash received	(6,015)	—
Repayment of supplier note receivable	6,000	—

Net cash used in investing activities	(6,382)	(3,824)

Cash flows from financing activities:
Net payments of short-term borrowings	(3,133)	(4,763)
Payments of long-term borrowings	—	(7,850)
Proceeds from issuance of Ordinary Shares	52,984	—

Net cash provided by (used in) financing activities	49,851	(12,613)
Net cash used in discontinued operations	—	(906)

Change in cash and cash equivalents	55,489	8,908
Cash and cash equivalents at beginning of period	2,008	455

Cash and cash equivalents at end of period	$57,497	$9,363

XYRATEX LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Xyratex Ltd together with its subsidiaries ("the Company") is a leading provider of enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom ("UK"), the United States of America ("US") and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

        On June 29, 2004, in connection with an initial public offering (IPO) on the NASDAQ National Market which completed on this date, Xyratex Ltd, a Bermuda company, became our parent company. On this date shareholders in Xyratex Group Limited, the previous parent company, exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671 respectively. These ratios were agreed by the shareholders as part of a scheme of arrangement under Section 425 of the Companies Act in the United Kingdom. Following this exchange Xyratex Ltd became the owner of the entire share capital of Xyratex Group Limited. On completion of the IPO Xyratex Ltd issued 4,000 common shares at $14.00 per share. The total proceeds were $56,000 and net proceeds received by the Company after deducting underwriting discounts and other offering expenses was $48,085. Also in connection with the IPO, 135 common shares were issued to employees to satisfy share options generating proceeds of $644. Xyratex Ltd was formed in April 2002 and prior to this offering had no operations.

        For the periods prior to June 29, 2004 these financial statements represent the results of operations and cash flows of Xyratex Group Limited and its subsidiaries and subsequent to this date represent the results of operations and cash flows of Xyratex Ltd and its subsidiaries.

        As a result of the IPO the company recorded a non cash equity compensation expense totaling $180,476 of which $12,924 relates to discontinued operations.

2.     Basis of Presentation

        The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

        These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the US have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

        The November 30, 2003 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the US. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's form F-1 as filed with the Securities and Exchange Commission.

        Stock-based compensation.    The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for stock-based compensation granted to employees. Had the Company recognized compensation expense in accordance with FAS 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the three and nine months ended August 31, 2004. The pro forma recognition of compensation expense in accordance with FAS 123 would have had no effect on the Company's reported net income or basic or diluted net earnings per share for the three and nine month periods ended August 31, 2003.

	Three months ended August 31, 2004	Nine months ended August 31, 2004
Net loss as reported	$(174,479)	$(151,551)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	180,476	180,476
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(20,767)	(20,767)

Pro forma net loss	$(14,770)	$8,158

Earnings (loss) per share
Basic and diluted as reported	$(7.73)	$(10.16)
Basic pro forma	$(0.65)	$0.55
Diluted pro forma	$(0.65)	$0.54

3.     Net earnings per share

        Basic net earnings per share is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares and Xyratex Group Limited class B ordinary and preferred ordinary shares outstanding, during the period, excluding the dilutive effect of share options. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period. Class A ordinary and preferred ordinary and class C ordinary shares and options to purchase class A ordinary and preferred ordinary and class C ordinary shares are not included in the computation of basic or diluted net earnings per share since these classes of shares were subject to transferability restrictions. These transferability restrictions lapsed on the completion of the IPO and scheme of arrangement described above. From this date all Xyratex Ltd common shares have been included in the computation of both basic and diluted net earnings per share and share options, to the extent dilutive, has been included in the computation of diluted net earnings per share.

4.     Pro forma net earnings per share of Xyratex Ltd

        As described above, upon completion of its IPO, the shareholders of Xyratex Group Limited exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671, respectively. These ratios were calculated in connection with the returns described in Note 9 to the audited consolidated financial statements included in the Company's form F-1 as filed with the Securities and Exchange Commission. Note 9 sets out the preferences of the respective classes of shares upon a sale, listing or liquidation (a "conversion" event).

        The pro forma effects of this exchange have been reflected in the pro forma net earnings per common share for each interim period.

        The weighted average number of common shares used in the calculation of pro forma basic and diluted earnings per common share for the three month and nine month periods ended August 31, 2004 and August 31, 2003 assumes the conversion of the class A and B ordinary and preferred ordinary shares, and the class C ordinary shares to common shares occurred on December 1, 2002 using the conversion ratios above.

        The computations for the weighted average shares outstanding used in the calculation of basic and diluted earnings per common share from continuing operations are as follows:

	Three months ended August 31, 2004
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A preferred ordinary shares	3,305	1.036378	3,425
Xyratex Group Limited class B preferred ordinary shares	3,576	0.945000	3,380
Xyratex Group Limited class C ordinary shares(1)	830	1.071671	889
Xyratex Ltd common shares (weighted average)			18,988

Weighted average common shares			26,682
Common shares whose proceeds may be used to retire debt			378

Total weighted average common shares—basic			27,060
Dilutive effect of stock options			565

Total weighted average common shares—diluted			27,625

	Nine months ended August 31, 2004
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A preferred ordinary shares	7,600	1.036378	7,876
Xyratex Group Limited class B preferred ordinary shares	8,591	0.945000	8,119
Xyratex Group Limited class C ordinary shares(1)	1,404	1.071671	1,505
Xyratex Ltd common shares (weighted average)			6,329

Weighted average common shares			23,829
Common shares whose proceeds may be used to retire debt			968

Total weighted average common shares—basic			24,797
Dilutive effect of stock options			662

Total weighted average common shares—diluted			25,459

	Three months ended August 31, 2003
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A ordinary shares	7,166	1.036378	7,427
Xyratex Group Limited class B ordinary shares	1,856	1.036378	1,924
Xyratex Group Limited class C ordinary shares(1)	12,850	1.036378	13,318

Total weighted average common shares—basic			22,669
Dilutive effect of stock options			477

Total weighted average common shares—diluted			23,146

	Nine months ended August 31, 2003
	Weighted average shares outstanding	Conversion ratio	Common shares
Xyratex Group Limited class A ordinary shares	7,166	1.036378	7,427
Xyratex Group Limited class B ordinary shares	1,856	1.036378	1,924
Xyratex Group Limited class C ordinary shares(1)	12,850	1.036378	13,318

Total weighted average common shares—basic			22,669
Dilutive effect of stock options			495

Total weighted average common shares—diluted			23,164

(1)
The conversion ratio for class C ordinary shares outstanding for the three and nine month periods ended August 31, 2003 differs from the conversion ratio for class C ordinary shares outstanding for the three and nine month periods ended August 31, 2004 since all class C ordinary shares outstanding at September 17, 2003 along with all class A and B ordinary shares were converted to class A preferred ordinary shares on a one-for-one basis. Accordingly, the same conversion ratio is used for all shares that were converted to class A preferred ordinary shares. No new class C ordinary shares were issued until the quarter beginning December 1, 2003.

5.     Derivative financial instruments

        The Company manages its exposure to foreign currency exchange rate risk through entering into forward exchange contracts. The Company designated all of its forward foreign currency contracts as qualifying for hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

        The Company reclassified a gain of $2,238 and $635 from AOCI to earnings during the nine months ended August 31, 2004 and August 31, 2003, respectively due to the realization of the underlying transactions. The Company recorded the change in fair market value of derivatives related to its cash flow hedges of $917, and $490 net of tax of $393, and $210 to AOCI for the nine months ended August 31, 2004 and August 31, 2003, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next fifteen months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

        The following table shows derivatives existing as of August 31, 2004 and November 30, 2003:

	August 31, 2004	November 30, 2003
Forward exchange contracts	$39,637	$32,233
Fair value of contracts	$2,971	$3,009
Carrying value of contracts	$2,971	$3,009
Average rate of contract	$1.65	$1.55
Period end rate	$1.79	$1.71
Maximum period of contracts (months)	15	12

6.     Concentration of credit risk

        Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 87% of the total accounts receivable balance at August 31, 2004 and represented 74% of the total accounts receivable balance at November 30, 2003. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        During the nine months ended August 31, 2004 and August 31, 2003, revenues from two customers, represented 78% and 71% of total revenues, respectively. No other customer accounted for more than 10% of revenues.

7.     Acquisition

        On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC ("ZT Automation"), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California is $8,575 of which $2,000 is payable after one year. The $2,000 deferred consideration is secured by a bank guarantee. Further amounts of up to $20,400 are payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,000. Any portion of these amounts, once determined to be payable, will be recorded as additional cost of the acquisition with a corresponding increase in goodwill. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

        Using the purchase method of accounting, the Company has obtained preliminary independent appraisals of the fair values of the acquired assets and liabilities as detailed below. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$990
Accounts receivable	2,095
Inventory	3,081
Prepaid expenses	230
Property, plant and equipment	443
Accounts payable	(2,351)
Deferred revenue	(3,170)
Other accrued liabilities	(593)

Net tangible assets	725
Identifiable intangible assets:
Existing technology	3,100
Core technology	700
Non-competition agreements	400
Order backlog	400
Goodwill	3,680

Initial purchase price	$9,005

        There is no value attributable to In-Process Research and Development.

        Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	4 years
Core technology	4 years
Non-competition agreements	3 years
Order backlog	1 year

        The intangible assets are expected to be deductible for tax purposes.

        The results of the acquired business have been included in the Consolidated Statement of Operations with effect from February 23, 2004.

        The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of ZT Automation had occurred as of December 1, 2002. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would actually have been reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro Forma Nine Months Ended August 31,
	2004	2003
Revenue	$347,107	$255,318
Net income (loss) from continuing operations	$(138,517)	$18,146
Net income (loss) from continuing operations per common share, class B preferred ordinary and class B ordinary share, respectively	$(9.28)	$9.78

        Identified intangible assets balances are summarized as follows:

	August 31, 2004
	Gross Assets	Accumulated Amortization	Net Assets
Identified intangible assets:
Existing technology	$3,100	$404	$2,696
Core technology	700	91	609
Non-competition agreements	400	69	331
Order backlog	400	209	191

Total	$4,600	$773	$3,827

8.     Development Arrangement

        In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 and paid other amounts of $1,800 in connection with the development of components to be included in certain of the Company's products. In the event that the research and development efforts result in a successful product, the Company is eligible to offset the other amounts totaling up to $1,800 against future royalties to the supplier. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. A total charge of $7,800 was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan and the ability to offset other amounts against future royalty payments was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement. Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and interest income of these amounts in its quarter ended February 29, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166.

9.     Inventories

	August 31, 2004	November 30, 2003
Finished goods	$8,035	$7,302
Work in progress	9,710	16,499
Raw materials	28,194	14,048

	$45,939	$37,849

10.   Income Taxes

        The provision for income tax for the three months ended August 31, 2004 comprises current tax of $611 and deferred tax of $1,225. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to income tax exemptions for our Malaysian operations, research and development tax credits and the fact that no income tax deduction arises on the other costs of $726.

        The provision for income tax for the nine months ended August 31, 2004 comprises current tax of $1,226 and deferred tax of $4,646. The deferred tax amount includes an exchange gain of $739 relating to the revaluation of the deferred tax asset, which is primarily denominated in U.K. pounds. The difference between the provision for income taxes recorded in the financial statements and income tax based upon the UK statutory rate of 30% is primarily related to this exchange gain, income tax exemptions for our Malaysian operations, research and development tax credits and the fact that no income tax arises on the elimination of the bad debt allowance on the $6,000 loan made as part of the development arrangement or the other costs of $2,589.

11.   Other Costs

        In the three and nine month periods ended August 31, 2004 the Company recorded an expense of $726 and $2,589, respectively, in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

12.   Ordinary Shares and Stock Option plans

        As described above on June 29, 2004, as part of the scheme of arrangement and in connection with the IPO, the Company's shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,879 common shares in Xyratex Ltd.

        The previously existing class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions have been accounted for as variable awards of junior stock. The company has a number of plans under which employees have been granted options to purchase class A preferred ordinary shares. All options granted under these plans are also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd. Following the exchange for Xyratex Ltd shares discussed above and as a result of the lapsing of the transferability restrictions the Company has recorded non cash equity compensation expense of $180,476 in its consolidated statement of operations for the three months ended August 31, 2004, of which $452 related to the vesting of share and option awards subsequent to the IPO.

        The expense of $180,476 is calculated as the difference between the IPO price of $14.00 per share and the original amount paid by our employees for the 10,575 shares or the exercise price for the 3,793 unexercised options that they hold to the extent that they are vested. The amount paid for these shares and the exercise price for these options totaled $18,090. This compensation expense has been recorded as cost of revenues, research and development expense or selling, general and administrative expense in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees. A further non cash equity compensation expense of $2,579 will be recorded in future periods relating to the shares and unexercised options that have not vested at August 31, 2004.

        In connection with the IPO, 4,000 new common shares were issued at $14.00 per share and 135 common shares were issued to employees to satisfy the exercise of share options. Subsequent to the IPO a total of 12 common shares were issued to employees to satisfy share options or under an employee stock purchase plan. The Company had 3,774 share options outstanding at August 31, 2004.

        Movements in Xyratex Group Limited's ordinary and preferred ordinary shares from December 1, 2003 to the IPO on June 29, 2004 are as follows:

        1,343 class A preferred ordinary shares were issued to employees and directors during the three months ended February 29, 2004. A further 69 class A preferred ordinary shares were issued to employees during the three months ended May 31, 2004. Of these 1,412 class A preferred ordinary shares, 869 were issued to satisfy share options, 270 vest over a period of four years and 273 shares were issued with no vesting restrictions. 307 of the shares issued to satisfy share options were issued in connection with the exercise of rights which were granted to certain directors and senior management during the year ended November 30, 2003.

        2,576 class C ordinary shares were issued to employees during the three months ended February 29, 2004, which were subject to employment restrictions which lapsed as a result of the exchange of these shares for Xyratex Ltd common shares on June 29, 2004. The Company granted rights to 2,280 of these shares to certain directors and senior management during the year ended November 30, 2003.

        The Company has granted 621 options to purchase class A preferred ordinary shares under a number of stock option plans between December 1, 2003 and April 30, 2004, including 220 options awarded over class A preferred ordinary shares with an exercise price of $14.47 per share to a newly appointed director. Vesting was accelerated on 1,438 options during the three months ended February 29, 2004.

  Employee benefit trusts

        The Company has a variable interest in an employee benefit trust. Shares of the Company held by the trust are used to compensate the Company's current and former employees. The Company is not the primary beneficiary of the trust because it does not absorb expected losses of the trust, nor does it receive expected residual returns of the trust. As of August 31, 2004 this trust held 2,586 of the Company's common shares.

        The Company set up a new employee benefit trust in June 2004. This trust holds 148 common shares in Xyratex Ltd, included in unissued shares at August 31, 2004. These shares are to be used for future employee equity incentive arrangements.

13.   Segment Information

        Description of segments.    The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Storage & Network Systems and Storage Infrastructure, each of which comprises a reportable segment.

        Description of the Company's segments:

        Storage & Network Systems.    Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

        Storage Infrastructure.    Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies for the development and production of highly reliable disk drives.

        Segment revenue and profit.    The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the US and in particular does not include the non cash equity compensation charge. The performance of each segment is generally measured based on gross profit.

	Three Months Ended August 31,		Nine Months Ended August 31,
	2004	2003	2004	2003
Revenues:
Storage & Network Systems	$82,030	$52,575	$234,256	$154,049
Storage Infrastructure	$32,876	$20,145	$108,057	$80,357

Total Segments	$114,906	$72,720	$342,313	$234,406

Gross profit:
Storage & Network Systems	$14,399	$10,391	$42,020	$27,363
Storage Infrastructure	$11,659	$5,477	$36,186	$24,265

Total Segments	$26,058	$15,868	$78,206	$51,628
Non cash equity compensation	$7,791	$—	$7,791	$—

Total	$18,267	$15,868	$70,415	$51,628

Depreciation and amortization:
Storage & Network Systems	$789	$813	$2,241	$2,361
Storage Infrastructure	$782	$269	$1,909	$799

Total Segments	$1,571	$1,082	$4,150	$3,160
Corporate	$182	$156	$513	$402

Total	$1,753	$1,238	$4,663	$3,562

        Total segments revenue represents total revenues as reported by the Company for all periods presented.

14.   Subsequent Events

        On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1,300 plus future royalty payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
XYRATEX LTD UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US dollars and amounts, in thousands)
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
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